EXHIBIT 12


                            PSEG ENERGY HOLDINGS INC.
               Computation of Ratios of Earnings to Fixed Charges

                                                                            Years Ended December 31,
                                                           --------------------------------------------------------------
                                                             2001         2000        1999         1998         1997
                                                          ------------ ----------- ------------ ------------ -----------
                                                                              (Millions of Dollars)
Earnings as Defined in Regulation S-K (A):
   Pre-tax income from Continuing Operations                $    237     $    158    $    176     $     98     $     73
   (Income)/Loss from equity investees net of
   distributions                                                 (92)           9           8           30          (35)
   Fixed Charges                                                 209          161         106           95           79
   Amortization of capitalized interest                            1           -            1            2            2
   Capitalized interest                                          (16)         (21)         (8)          (1)          (5)
                                                          ------------ ----------- ------------ ------------ -----------
   Earnings                                                 $    339     $    307    $    283     $    224     $    114
                                                          ============ =========== ============ ============ ===========

Fixed Charges as Defined in Regulation S-K (B):
   Total interest expensed and capitalized                  $    206     $    157    $    103     $     93     $     77
   Interest in rental expense                                      3            4           3            2            2
                                                          ------------ ----------- ------------ ------------ -----------
   Total Fixed Charges                                      $    209     $    161    $    106     $     95     $     79
                                                          ============ =========== ============ ============ ===========

Ratio of Earnings to Fixed Charges                           1.62         1.91        2.67         2.36         1.44

(A) The term "earnings" shall be defined as pre-tax income from continuing operations before adjustment for minority interests or income or loss from equity investees. Add (a) fixed charges adjusted to exclude the amount of any interest capitalized during the period, (b) amortization of capitalized interest and (c) distributed income of equity investees.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.